EXHIBIT 99.2
Indian GAAP Press Release
Infosys Technologies Limited – Financial Release March 31, 2008
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Revenues to grow 19% - 21%; expected to reach $ 5 billion in fiscal 2009

Reports fiscal 2008 revenue growth of 20%

Bangalore, India - April 15, 2008

Highlights

Consolidated results for the quarter ended March 31, 2008

  Income was Rs. 4,542 crore for the quarter ended March 31, 2008; YoY growth was 20.4%
  Net profit after tax* was Rs. 1,249 crore for the quarter ended March 31, 2008; YoY growth was 9.2%
  Earnings per share* increased to Rs. 21.83 from Rs. 20.30 for the corresponding quarter in the previous year; YoY growth was 7.5%

Consolidated results for the year ended March 31, 2008

  Income was Rs. 16,692 crore for the year ended March 31, 2008; YoY growth was 20.1%
  Net profit after tax* before exceptional item was Rs. 4,659 crore for the year ended March 31, 2008; YoY growth was 20.8%
  Earnings per share* before exceptional item increased to Rs. 81.53 from Rs. 69.11 in the previous year; YoY growth was 18.0%

* The net profit for the quarter and year ended March 31, 2008 includes a reversal of tax provisions amounting to Rs. 20 crore and Rs. 121 crore respectively (Rs. 125 crore for the quarter and year ended March 31,2007). Excluding this reversal, the earnings per share for the quarter and year ended March 31, 2008 would have been Rs. 21.47 and Rs. 79.39 resulting in a YoY growth of 18.6% and 18.7% respectively.

Others

  40 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 5,947 employees (net 2,586) for the quarter and 33,177 employees (net 18,946) for the year by Infosys and its subsidiaries
  91,187 employees as on March 31, 2008 for Infosys and its subsidiaries
  The Board of Directors recommended a final dividend of Rs. 7.25 per share (145% on par value of Rs. 5 per share) and a special dividend of Rs. 20 per share (400% on par value of Rs. 5 per share) for fiscal 2008.
  The Company’s current financial policy is to pay dividends up to 20% of net profits. The Board has decided to increase the dividend pay-out ratio to up to 30% of net profits effective fiscal 2009.

“Our Global Delivery Model, combined with our consulting and solution capabilities, provides a strong platform for customers seeking efficiencies in their IT spend,” said S. Gopalakrishnan, CEO and Managing Director. “Thus, while there could be short-term challenges due to global economic uncertainties, we as a company see significant growth opportunities in the medium to long term.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2008 and the fiscal year ending March 31, 2009, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP – consolidated
Quarter ending June 30, 2008**

  Income is expected to be in the range of Rs. 4,570 crore and Rs. 4,582 crore; YoY growth of
  21.1% – 21.4%
  Earnings per share*** before exceptional item are expected to be Rs. 20.73; YoY growth of 15.2%

Fiscal year ending March 31, 2009**

  Income is expected to be in the range of Rs. 19,894 crore and Rs. 20,214 crore; YoY growth of 19.2% – 21.1%
  Earnings per share***before exceptional item are expected to be between Rs. 92.32 and Rs. 93.92; YoY growth of 16.3% – 18.3%

** Conversion 1 US$ = Rs. 40.02
*** Excluding tax reversal of Rs. 20 crore and Rs. 121 crore in quarter and year ended March 31, 2008 respectively

Outlook under US GAAP

Quarter ending June 30, 2008

  Consolidated revenues are expected to be in the range of US$ 1,142 million and US$ 1,145 million; YoY growth of 23.1% – 23.4%
  Consolidated earnings per American Depositary Share*** are expected to be US$ 0.52; YoY growth of 18.2%

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of US$ 4.97 billion and US$ 5.05 billion; YoY growth of 19.0% – 21.0%
  Consolidated earnings per American Depositary Share*** are expected to be between US$ 2.31 and US$ 2.35; YoY growth of 16.7% – 18.7%

*** Excluding tax reversal of US$ 5 million and US$ 30 million in quarter and year ended March 31, 2008 respectively

Dividend

The Board of Directors recommended a final dividend of Rs. 7.25 per share (145% on par value of Rs. 5 per share) for fiscal 2008 amounting to Rs. 415 crore. The Board also recommended a special dividend of Rs. 20 per share (400% on par value of Rs. 5 per share) amounting to Rs. 1,144 crore. Including the interim dividend of Rs. 6 per share (120% on par value of Rs. 5 per share) amounting to Rs. 343 crore, the total dividend recommended for the year is Rs. 33.25 per share (665% on par value of Rs. 5 per share) amounting to Rs. 1,902 crore.

Awards and Accolades

Customers and market influencers commended Infosys’ service excellence and delivery efficiency. The Boeing Company awarded Infosys the inaugural Boeing Performance Excellence Award (BPEA). Cummins Inc. selected Infosys as a Global Preferred Vendor for Information Technology and Eastman Chemical awarded Infosys the Supplier Excellence Award for the second year running.

An independent research firm cited Infosys as a Leader in Oracle Implementation Services.

“Our Package Implementation services combined with strong consulting services provide greater differentiation in the marketplace,” said Chandra Shekar Kakal, Member - Executive Council, Senior Vice President and Global Head - Enterprise Solutions. “We see greater growth opportunities as large customers roll out their product implementation strategies seeking timely and cost-competitive solutions.”

Expansion of services and significant projects

Market leaders across industry verticals continued to leverage Infosys’ solutions and services to transform their businesses and compete effectively in a dynamic business environment.

Leading manufacturers are partnering with Infosys to improve their competitiveness. A top carmaker is consolidating its contact centers with Infosys’ expertise. A manufacturer of aerostructures is leveraging Infosys’ engineering services. For a leading automotive supplier, Infosys is implementing a next-generation services business platform built on Siebel and Oracle Fusion technologies. Infosys is advising an automobile manufacturer to transform its end-customer experience by developing its contact center consolidation strategy.

A data storage supplier has sought Infosys’ advice to redesign its website to improve brand awareness. A US agribusiness and food company has signed up Infosys for supply chain management, global trade management and procurement. An automotive equipment manufacturer has engaged Infosys to set up a distributed workflow management system to reduce operational costs.

A leading online community is leveraging Infosys’ Web 2.0 expertise to redesign its website for improved effectiveness. A power equipment manufacturer is using Infosys’ help to migrate its legacy data systems.

Infosys is performing multiple business capability improvement initiatives for a global services company. A leading public safety organization used Infosys’ expertise for database consolidation and localization and an oil and gas industry leader has chosen Infosys as a strategic partner to meet its enterprise IT needs.

Growth in new markets was strong. In the Middle East, Infosys defined the IT strategy and roadmap for the smelter operations of an aluminum producer and defined and designed a world-class QA framework for the IT organization of a transit authority.

Infosys is delivering a complete set of IT Infrastructure managed services to a multi-brand retail leader in the US and helping a global logistics leader define its application landscape and create a roadmap for future IT programs.

“The pricing environment remained stable during the quarter,” said S.D. Shibulal, Chief Operating Officer. “We continue to see greater growth opportunities in Europe. Our current utilization level provides us enough flexibility to grow faster.”

New services

Infosys has responded to emerging market needs by introducing new, value-added services. Learning Services, a new service from Infosys, addresses business problems that require a focus on underlying organizational learning needs. Current solutions include managed knowledge transfer, process adoption and sustenance, global sales effectiveness as well as enabling corporate universities and learning organizations to meet the needs of a global talent pool.

Infosys is also creating offerings that will be made available to companies via the Enterprise Software as a Service (SaaS) model, where the business application will be created and owned by Infosys and hosted either at its premises or at the client’s premises.

Infosys BPO

Infosys BPO continues to ride the growth momentum with two strategic client wins and global recognitions from analysts and media.

Infosys BPO’s Knowledge Services Division is delivering business research around client strategy, competitive analysis and price tracking for a Fortune 500 chemicals manufacturer. Infosys BPO is enabling a subsidiary of a leading oilfield product and services company to enhance customer business productivity with error-free business reporting.

Infosys BPO’s Finance and Accounting service capabilities have been rated in the ‘Positive’ category by a leading analyst. Its domain offerings for Communication Services Providers, expertise in the Knowledge Services and Human Resource Outsourcing processes have been recognized by Global Telecom, Dow Jones and HRE Online magazines.

Finacle®

Finacle® announced four new customer wins across Western Europe, Latin America and India.

During the quarter, Finacle® unveiled version 10 of the Finacle® Universal Banking Solution, built with an investment of over $ 60 million over the last three years and incorporating new offerings including Islamic banking, wealth management and mobile banking solutions.

Asian Banker announced Finacle®, along with its customer Federal Bank, as the winner of the ‘Best Core Banking Project’ award for 2007. Finacle® has won this award for the second consecutive year.

Process Innovation

During the quarter, Infosys applied for an aggregate of 10 patents in the US and India. With this, Infosys has filed an aggregate of 119 patent applications (pending) in both countries, and has been granted two patents by the United States Patent and Trademark Office.

Liquidity

Cash and cash equivalents, including investments in liquid mutual funds, as on March 31, 2008 was Rs. 8,307 crore (Rs. 6,008 as on March 31, 2007). During the quarter ended March 31, 2008, Infosys incurred capital expenditure of Rs. 431 crore (Rs. 644 crore for quarter ending March 31, 2007). Operating cash flows during the quarter ended March 31, 2008 were Rs. 717 crore (Rs. 1,080 crore for the quarter ended March 31, 2007).

“We crossed a significant milestone reaching US$ 1 billion in net profits during the year. We have also successfully maintained our margins during the year, despite an 11% appreciation in the rupee,” said V. Balakrishnan, Chief Financial Officer. “Our special dividend payment is to celebrate the achievement of the US$ 1 billion net income milestone and is in line with our desire to balance the cash required in the business with that of enhancing returns to our shareholders.”

Human Resources

“We hired 33,177 (gross) employees during fiscal 2008, which is the highest employee addition in any year,” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We have invested substantially in capability building and in the HR system during the year. Our ability to train and invest in people gives us a unique competitive advantage. Our investment in people enables us to go up the value chain in a significant manner.”

About the company

Infosys Technologies Ltd. (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. Infosys creates these solutions for its clients by leveraging its domain and business expertise along with a complete range of services. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 91,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and on Form 6-K for the quarters ended June 30, 2007, September 30, 2007 and December 31,2007. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekhar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore
Balance Sheet as at	March 31, 2008	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	13,204	10,876
	13,490	11,162
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,508	3,889
Less: Accumulated Depreciation	1,837	1,739
Net book value	2,671	2,150
Add: Capital work-in-progress	1,260	957
	3,931	3,107
INVESTMENTS	964	839
DEFERRED TAX ASSETS	99	79
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,093	2,292
Cash and bank balances	6,429	5,470
Loans and advances	2,705	1,199
	12,227	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,483	1,162
Provisions	2,248	662
NET CURRENT ASSETS	8,496	7,137
	13,490	11,162

NOTE: The audited Balance Sheet as on March 31, 2008 and the Profit and Loss Account for the quarter and year ended March 31, 2008 have been taken on record at the board meeting held on April 15, 2008

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
INCOME
Software services and products	4,235	3,555	15,648	13,149
Software development expenses	2,372	1,979	8,876	7,278
GROSS PROFIT	1,863	1,576	6,772	5,871
Selling and marketing expenses	189	189	730	719
General and administration expenses	289	239	1,079	927
	478	428	1,809	1,646
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,385	1,148	4,963	4,225
Interest		-	-	-
Depreciation	142	133	546	469
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,243	1,015	4,417	3,756
Other income	133	120	683	375
Provision for investments	-	(1)	-	2
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,376	1,136	5,100	4,129
Provision for taxation	194	12	630	352
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	1,182	1,124	4,470	3,777
Income on sale of investments, net of taxes	-	-	-	6
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS	1,182	1,124	4,470	3,783
BALANCE BROUGHT FORWARD	7,731	4,532	4,844	2,195
Less: Residual dividend paid		-	-	4
Additional dividend tax		-	-	1
	7,731	4,532	4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION	8,913	5,656	9,314	5,973
DIVIDEND
Interim	-	-	343	278
Final	415	371	415	371
Special dividend	1,144	-	1,144	-
Total dividend	1,559	371	1,902	649
Dividend tax	265	63	323	102
Amount transferred to general reserve	447	378	447	378
Balance in Profit and Loss Account	6,642	4,844	6,642	4,844
	8,913	5,656	9,314	5,973
EARNINGS PER SHARE(Equity shares, par value Rs. 5/- each)
Before Exceptional Items
Basic	20.66	19.96	78.24	67.82
Diluted	20.60	19.61	77.98	66.33
After Exceptional Items
Basic	20.66	19.96	78.24	67.93
Diluted	20.60	19.61	77.98	66.44
Number of shares used in computing earnings per share
Basic	57,18,27,067	56,27,77,938	57,13,98,340	55,68,52,339
Diluted	57,33,04,655	57,27,31,800	57,33,06,887	56,93,42,694

NOTE:
A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	March 31, 2008	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	13,509	10,969
	13,795	11,255
MINORITY INTERESTS	-	4
	13,795	11,259
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	5,439	4,642
Less: Accumulated Depreciation	1,986	1,836
Net book value	3,453	2,806
Add: Capital work-in-progress	1,324	965
	4,777	3,771
INVESTMENTS	72	25
DEFERRED TAX ASSETS	119	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,297	2,436
Cash and bank balances	6,950	5,834
Loans and advances	2,771	1,251
	13,018	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,912	1,469
Provisions	2,279	681
NET CURRENT ASSETS	8,827	7,371
	13,795	11,259

NOTE:

  The audited Balance Sheet as on March 31, 2008 and the Profit and Loss Account for the quarter and year ended March 31, 2008 have been taken on record at the board meeting held on April 15, 2008
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
INCOME
Software services, products and business process management	4,542	3,772	16,692	13,893
Software development and business process management expenses	2,482	2,021	9,207	7,458
GROSS PROFIT	2,060	1,751	7,485	6,435
Selling and marketing expenses	223	268	916	929
General and administration expenses	359	286	1,331	1,115
	582	554	2,247	2,044
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,478	1,197	5,238	4,391
Interest	-	-	-	-
Depreciation	157	145	598	514
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST	1,321	1,052	4,640	3,877
Other income, net	139	119	704	372
Provision for investments	-	(1)	-	2
NET PROFIT BEFORE TAX AND MINORITY INTEREST	1,460	1,172	5,344	4,247
Provision for taxation	211	27	685	386
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	1,249	1,145	4,659	3,861
Income on sale of investments, net of taxes	-	-	-	6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	1,249	1,145	4,659	3,867
Minority Interest	-	1	-	11
NET PROFIT AFTER TAX AND MINORITY INTEREST	1,249	1,144	4,659	3,856
BALANCE BROUGHT FORWARD	7,950	4,609	4,941	2,219
Less: Residual dividend paid	-	-	-	4
Additional dividend tax	-	-	-	1
	7,950	4,609	4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION	9,199	5,753	9,600	6,070
DIVIDEND
Interim		-	343	278
Final	415	371	415	371
One time Special dividend	1,144	-	1,144	-
Total dividend	1,559	371	1,902	649
Dividend tax	265	63	323	102
Amount transferred to general reserve	547	378	547	378
Balance in Profit and Loss Account	6,828	4,941	6,828	4,941
	9,199	5,753	9,600	6,070
EARNINGS PER SHARE(Equity shares, par value Rs. 5/- each)
Before Exceptional Items
Basic	21.83	20.30	81.53	69.11
Diluted	21.78	19.95	81.26	67.59
After Exceptional Items
Basic	21.83	20.30	81.53	69.22
Diluted	21.78	19.95	81.26	67.70
Number of shares used in computing earnings per share
Basic	57,18,27,067	56,27,77,938	57,13,98,340	55,68,52,339
Diluted	57,33,04,655	57,27,31,800	57,33,06,887	56,93,42,694

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